  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 3 January, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                      Form 40-F
---------------                         ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes                    No |X|
---------------                  --------------

Exhibit 1.1	Directorate Change dated 1 December 2022
Exhibit 1.2	Director Declaration dated 1 December 2022
Exhibit 1.3	Transaction in Own Shares dated 2 December 2022
Exhibit 1.4	Transaction in Own Shares dated 5 December 2022
Exhibit 1.5	Transaction in Own Shares dated 5 December 2022
Exhibit 1.6	Transaction in Own Shares dated 6 December 2022
Exhibit 1.7	Transaction in Own Shares dated 7 December 2022
Exhibit 1.8	Transaction in Own Shares dated 8 December 2022
Exhibit 1.9	Transaction in Own Shares dated 9 December 2022
Exhibit 1.10	Transaction in Own Shares dated 12 December 2022
Exhibit 1.11	Director/PDMR Shareholding dated 13 December 2022
Exhibit 1.12	Transaction in Own Shares dated 13 December 2022
Exhibit 1.13	Transaction in Own Shares dated 14 December 2022
Exhibit 1.14	Transaction in Own Shares dated 15 December 2022
Exhibit 1.15	Transaction in Own Shares dated 16 December 2022
Exhibit 1.16	Transaction in Own Shares dated 19 December 2022
Exhibit 1.17	Transaction in Own Shares dated 20 December 2022
Exhibit 1.18	Total Voting Rights dated 21 December 2022
Exhibit 1.19	Total Voting Rights dated 22 December 2022
Exhibit 1.20	Director/PDMR Shareholding dated 23 December 2022
Exhibit 1.21	Total Voting Rights dated 28 December 2022

Exhibit 1.1

BP announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of Hina Nagarajan as a non-executive director. Her appointment will take effect from 1 March 2023.

Ms Nagarajan has been the Managing Director and Chief Executive Officer of United Spirits Limited (Diageo plc's listed Indian subsidiary) since July 2021. Ms Nagarajan is also a member of the Board of The Advertising Standards Council of India and is a Director and Co-chairperson of International Spirits and Wines Association of India. Prior to joining Diageo, Ms Nagarajan spent over 30 years in the FMCG industry and held several leadership positions at Reckitt, Mary Kay India and Nestle India.

Helge Lund, chair of bp, said: "On behalf of the board, I am delighted to welcome Hina to bp. Hina has a proven track record in business transformation and development in complex emerging markets. In particular, she brings deep and wide-ranging experience in customer-focused FMCG businesses, an area of increasing strategic importance for bp. The board will benefit greatly from her insights and experience and we look forward to working with her."

At the date of this announcement Ms Nagarajan is currently the Managing Director & Chief Executive Officer at United Spirits Limited (Diageo plc's listed Indian subsidiary). Within the last five years, Ms Nagarajan has been a Non-Executive Director at two other companies which were publicly quoted during such time: Guinness Ghana Breweries Plc and Seychelles Breweries Limited. There are no additional matters that require disclosure under 9.6.13R of the UK Listing Rules.

Further information

bp press office, London: bppress@bp.com, +44 (0)7831 095541

Exhibit 1.2

Director Declaration

In accordance with Listing Rule 9.6.11(3) BP p.l.c. announces that Amanda Blanc, Independent Non-Executive Director, will become a member of the People & Governance Committee and the Remuneration Committee, effective 1 January 2023.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,111,541 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,826,230	1,021,591	3,263,720
Highest price paid per Share (pence):	495.80	495.70	495.75
Lowest price paid per Share (pence):	487.00	487.50	487.05
Volume weighted average price paid per Share (pence):	490.4022	490.4358	490.4334

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	490.4022	5,826,230
Cboe (UK)/BXE	490.4358	1,021,591
Cboe (UK)/CXE	490.4334	3,263,720

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3535I_1-2022-12-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	01 December 2022

3. New total number of voting rights:

18,298,550,	18,158,019,294
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,191,968,605

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own

BP p.l.c. (the "Company") announces that on 2 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,242,504 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,886,989	1,032,805	3,322,710
Highest price paid per Share (pence):	486.00	486.10	485.75
Lowest price paid per Share (pence):	474.55	474.55	474.55
Volume weighted average price paid per Share (pence):	480.5876	480.6855	480.6825

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.5876	5,886,989
Cboe (UK)/BXE	480.6855	1,032,805
Cboe (UK)/CXE	480.6825	3,322,710

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/5133I_1-2022-12-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,147,707,399
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,181,656,710

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,419,149 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,937,849	1,042,163	3,439,137
Highest price paid per Share (pence):	489.25	489.25	489.25
Lowest price paid per Share (pence):	477.55	477.60	477.50
Volume weighted average price paid per Share (pence):	484.5485	484.5361	484.5684

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.5485	5,937,849
Cboe (UK)/BXE	484.5361	1,042,163
Cboe (UK)/CXE	484.5684	3,439,137

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/6657I_1-2022-12-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,137,595,858
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,171,545,169

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Share

BP p.l.c. (the "Company") announces that on 06 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,230,555 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,831,416	1,023,056	3,376,083
Highest price paid per Share (pence):	480.80	480.25	480.80
Lowest price paid per Share (pence):	470.95	471.15	471.10
Volume weighted average price paid per Share (pence):	476.0162	476.2225	476.2049

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.0162	5,831,416
Cboe (UK)/BXE	476.2225	1,023,056
Cboe (UK)/CXE	476.2049	3,376,083

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8175I_1-2022-12-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,127,353,354
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,161,302,665

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,083,069 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,747,349	1,008,307	3,327,413
Highest price paid per Share (pence):	473.50	473.50	473.40
Lowest price paid per Share (pence):	463.10	463.15	463.15
Volume weighted average price paid per Share (pence):	468.0174	468.1282	468.0920

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.0174	5,747,349
Cboe (UK)/BXE	468.1282	1,008,307
Cboe (UK)/CXE	468.0920	3,327,413

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9733I_1-2022-12-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,116,934,205
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,150,883,516

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,175,111 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,799,248	1,018,220	3,357,643
Highest price paid per Share (pence):	474.30	474.30	474.30
Lowest price paid per Share (pence):	464.75	464.85	464.80
Volume weighted average price paid per Share (pence):	468.9998	469.1328	469.1895

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.9998	5,799,248
Cboe (UK)/BXE	469.1328	1,018,220
Cboe (UK)/CXE	469.1895	3,357,643

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/1322J_1-2022-12-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,106,703,650
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,140,652,961

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 09 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,752,984 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,562,563	976,252	3,214,169
Highest price paid per Share (pence):	464.05	464.05	464.05
Lowest price paid per Share (pence):	455.10	455.10	455.10
Volume weighted average price paid per Share (pence):	459.6805	459.6698	459.6827

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.6805	5,562,563
Cboe (UK)/BXE	459.6698	976,252
Cboe (UK)/CXE	459.6827	3,214,169

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2845J_1-2022-12-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,096,620,581
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,130,569,892

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,926,316 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,658,000	992,632	3,275,684
Highest price paid per Share (pence):	465.60	465.40	465.60
Lowest price paid per Share (pence):	456.80	457.00	456.85
Volume weighted average price paid per Share (pence):	460.8411	460.8532	460.8546

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.8411	5,658,000
Cboe (UK)/BXE	460.8532	992,632
Cboe (UK)/CXE	460.8546	3,275,684

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4487J_1-2022-12-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,086,914,396
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,120,394,781

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6195	68
d)	Aggregated information - Volume - Price - Total	68 £4.6195 £314.13
e)	Date of the transaction	12 December 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6195	82
d)	Aggregated information - Volume - Price - Total	82 £4.6195 £378.80
e)	Date of the transaction	12 December 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,768,262 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,567,004	977,037	3,224,221
Highest price paid per Share (pence):	472.85	472.65	472.85
Lowest price paid per Share (pence):	463.65	463.60	463.55
Volume weighted average price paid per Share (pence):	469.2962	469.3599	469.3510

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.2962	5,567,004
Cboe (UK)/BXE	469.3599	977,037
Cboe (UK)/CXE	469.3510	3,224,221

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6061J_1-2022-12-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,077,161,412
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,110,641,797

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,365,768 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,338,488	936,577	3,090,703
Highest price paid per Share (pence):	475.45	475.45	475.45
Lowest price paid per Share (pence):	467.55	467.85	467.55
Volume weighted average price paid per Share (pence):	472.1601	472.1812	472.1572

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	472.1601	5,338,488
Cboe (UK)/BXE	472.1812	936,577
Cboe (UK)/CXE	472.1572	3,090,703

Individual transactions

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7555J_1-2022-12-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,067,235,096
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,100,715,481

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,144,716 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,212,488	914,472	3,017,756
Highest price paid per Share (pence):	472.05	471.95	471.95
Lowest price paid per Share (pence):	465.65	465.65	465.65
Volume weighted average price paid per Share (pence):	469.0754	468.9705	468.9747

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	469.0754	5,212,488
Cboe (UK)/BXE	468.9705	914,472
Cboe (UK)/CXE	468.9747	3,017,756

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9063J_1-2022-12-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,057,466,834
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,090,947,219

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,964,224 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,930,323	896,422	3,137,479
Highest price paid per Share (pence):	468.10	468.10	468.25
Lowest price paid per Share (pence):	455.65	455.75	455.65
Volume weighted average price paid per Share (pence):	459.4081	459.3788	459.3174

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.4081	4,930,323
Cboe (UK)/BXE	459.3788	896,422
Cboe (UK)/CXE	459.3174	3,137,479

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0685K_1-2022-12-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,048,101,066
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,081,581,451

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,842,198 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,863,466	882,668	3,096,064
Highest price paid per Share (pence):	470.20	470.20	470.20
Lowest price paid per Share (pence):	459.95	462.00	460.15
Volume weighted average price paid per Share (pence):	467.7678	467.8519	467.8015

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	467.7678	4,863,466
Cboe (UK)/BXE	467.8519	882,668
Cboe (UK)/CXE	467.8015	3,096,064

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2295K_1-2022-12-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,038,956,350
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,072,436,735

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 December 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 6,764,692 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,726,081	667,469	2,371,142
Highest price paid per Share (pence):	470.75	470.70	470.75
Lowest price paid per Share (pence):	461.60	461.80	461.55
Volume weighted average price paid per Share (pence):	468.1547	468.1189	468.1712

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.1547	3,726,081
Cboe (UK)/BXE	468.1189	667,469
Cboe (UK)/CXE	468.1712	2,371,142

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3895K_1-2022-12-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,029,992,126
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,063,472,511

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,021,149,928
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,397,885
New total number of voting rights (including treasury shares):	19,054,630,313

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,156,385,232
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	941,397,885
New total number of voting rights (including treasury shares):	19,102,865,617

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.77914	61
d)	Aggregated information - Volume - Price - Total	61 £4.77914 £291.5275
e)	Date of the transaction	21 December 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.554	103
d)	Aggregated information - Volume - Price - Total	103 £4.554 £469.062
e)	Date of the transaction	21 December 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.21

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.

1 St. James's Square

London

SW1Y 4PD

UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 December 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,157,211,814
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	940,571,303
New total number of voting rights (including treasury shares):	19,102,865,617

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 3 January 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary